12014063

3/12 KW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice Securities, LLC d/b/a Rice Financial Products Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 40th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.
(Name – *if individual, state last, first, middle name*)

Nine Greenway Plaza, Suite 1700	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael C. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice Securities, LLC d/b/a Rice Financial Products Company, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY ALMEYDA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AL6201313
Qualified in Kings County
My Commission Expires February 17, 2013

Notary Public

Signature

CEO/CCO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

Rice Securities, LLC
dba Rice Financial Products Company

Consolidated Statements of Financial Condition
As of December 31, 2011 and 2010

CONTENTS

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members of
Rice Securities, LLC
dba Rice Financial Products Company
New York, New York

We have audited the accompanying consolidated statements of financial condition of Rice Securities, LLC dba Rice Financial Products Company (the "Company") as of December 31, 2011 and 2010. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rice Securities, LLC dba Rice Financial Products Company as of December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Briggs & Veselka Co.

Briggs & Veselka Co.
Houston, Texas

February 23, 2012

RICE SECURITIES, LLC
dba RICE FINANCIAL PRODUCTS COMPANY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Cash and cash equivalents	$ 55,025	$ 108,148
Accounts receivable	278,052	1,052,568
Accounts receivable – related party	686,552	3,486,376
Deposits with clearing organizations	560,274	265,640
Income tax receivable	-	23,563
Other assets	151,927	112,229
TOTAL ASSETS	$ 1,731,830	$ 5,048,524
LIABILITIES, SUBORDINATED BORROWINGS, AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$ 515,552	$ 767,699
Subordinated borrowings	2,076,482	2,827,753
Note payable	33,652	-
Member's equity (deficit)	(893,856)	1,453,072
TOTAL LIABILITIES, SUBORDINATED BORROWINGS, AND MEMBER'S EQUITY	$ 1,731,830	$ 5,048,524

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rice Securities, LLC dba Rice Financial Products Company (the "Company") was formed on June 15, 2009. Prior to June 14, 2009, the Company's legal name was Apex Securities Inc., which was incorporated on November 5, 1987 under the laws of the State of Texas, until June 15, 2009. On June 15, 2009, the Company converted from a C corporation to a limited liability company and processed a legal name change to Rice Securities, LLC. The Company has operated under the laws of the State of Delaware since June 15, 2009.

The Company is a wholly-owned subsidiary of Rice Derivative Holdings, LP (Rice). The Company has operated using the dba Rice Financial Products Company since March 8, 2007. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board. The Company participates in municipal bond underwritings, provides financial advisory services, and acts as an introducing broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization.

In June 2009, the Company formed two wholly-owned subsidiaries, Rice Capital Access Program, LLC and Rice Capital Marketing and Servicing, LLC. In combination, these entities provide various managerial and administrative services and assistance to the United States Department of Education with respect to its Historically Black College and University Capital Financing Program.

Basis of Presentation – The Company maintains the accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). All material intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

Accounts Receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 60 days from the invoice date. Receivables are recorded when invoices are issued and are presented in the consolidated statements of financial condition net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. The allowance for doubtful accounts was $-0- at December 31, 2011 and 2010.

Trading Activity – Securities transactions and all related revenues and expenses are recorded in the accounts on a trade-date basis. Municipal underwriting revenues and commissions are recognized when earned, which is generally on completion of the project. These fees are management's best estimate of amounts to be collected at settlement of the underwriting.

Income Taxes – The Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the individual members report their share of the Company's income or loss on their personal income tax returns.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing re-evaluation as facts and circumstances may require.

Fair Value Measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is required to prioritize the inputs used to measure the fair value. The three levels of the fair value hierarchy are described as follows:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2011, the Company had no assets or liabilities recorded at fair value on a recurring or nonrecurring basis.

Adoption of New Accounting Standards – The Company has implemented all new accounting pronouncements and does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on the financial statements.

NOTE 2 – CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions on a fully disclosed basis for all security transactions introduced by the Company. The clearing organization required a security deposit balance of $100,000 to be maintained by the Company as of December 31, 2011 and 2010. Additional deposits based on transactions and trade activity may also be required. Total deposits with the clearing organization amounted to $560,274 and $265,640 at December 31, 2011 and 2010, respectively, which are secured by marketable securities owned, bear interest at a rate determined by the clearing organization, and are due on demand.

NOTE 3 – INCOME TAXES

There were no temporary differences that give rise to U.S. federal net deferred tax assets as of December 31, 2011 and 2010.

The Company previously filed income tax returns in the U.S. federal jurisdiction, and nine state jurisdictions. The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before December 31, 2009. At December 31, 2011, the Company's tax returns open for review by taxing authorities is 2009 for federal and state filings.

NOTE 4 – COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2011 and 2010.

The Company leases certain office facilities and equipment under noncancelable operating leases expiring through May 2015. At December 31, 2011, future minimum rental commitments on such leases are as follows:

For the Year Ending December 31,	Amount
2012	$ 200,613
2013	141,897
2014	83,181
2015	24,465
Total	$ 450,156

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At December 31, 2011 and 2010, the Company held operating cash of $-0- in excess of federally insured amounts.

The Company also maintains certain brokerage accounts which are insured by the Securities Industry Protection Corporation (SIPC) on amounts up to $500,000. At December 31, 2011 and 2010, the Company had brokerage account balances in excess of the SIPC limit of $60,274 and $-0-, respectively.

NOTE 6 – SUBORDINATED BORROWINGS

At December 31, 2011 and 2010, the borrowings under subordination agreements from Rice, the Company's parent, including accrued interest are as follows:

	2011	2010
Subordinated borrowings at beginning of year	**$ 2,827,753**	$ 2,676,505
Increase: accrued interest	**149,198**	151,248
Decrease: equity contribution in form of loan forgiveness	**(900,469)**	-
Subordinated borrowings at end of year	**$ 2,076,482**	$ 2,827,753

The subordinated borrowings are available in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Effective December 13, 2011, Rice converted two outstanding subordinated loans and the associated accrued interest into equity in the Company by forgiving these loans.

NOTE 7 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of the "applicable" exchange also providing that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $242,154, which exceeds its required net capital of $100,000 by $142,154. The Company's ratio of aggregate indebtedness to net capital was 2.268 to 1 at December 31, 2011.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement with Rice to provide overhead services, such as administrative expense. These overhead expenses include operational cost such as rents, payroll, communications and other administrative support services; the overhead fee expense is calculated as a fixed percentage of the actual expense incurred. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. This contract is reviewed at least annually.

The Company has accounts receivable due from Rice for fees due under the management service agreement in the amount of $686,552 and $3,486,376 at December 31, 2011 and 2010, respectively.

NOTE 9 – CONTINGENCIES

The Company is involved in certain judicial, regulatory, and arbitrations proceedings arising in the normal course of business. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition. The Company has accrued approximately $13,500 for fees and legal costs in connection with certain proceedings in process at December 31, 2011.

NOTE 10 – RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession of Control Requirements* are not required.

NOTE 10 – FINANCIAL CONDITION

The Company's operations were adversely impacted by significant declines in overall issuance volume in the municipal bond market during 2011. However, the Company benefitted from the financial support of its parent company, which operates other business units that experienced greater operational success during the year. As a result of the Company's 2011 performance, its management undertook a comprehensive review of its business at the end of that year, and, as a result, reduced and reallocated staff, adjusted certain compensation structures, and eliminated certain overhead expenses such that the Company is better positioned to withstand market turbulence should such challenging conditions repeat themselves in 2012 or in future years.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2012, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.